Edwin O’Connor 212-813-8853 EOConnor@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 2, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Scot Foley

Re:                             BeiGene, Ltd.

Amendment No. 3 to

Registration Statement on Form S-1

Filed January 19, 2016

File No. 333-207459

Dear Mr. Foley:

This letter is being submitted on behalf of BeiGene, Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on January 19, 2016 (the “Amendment No. 3”), as set forth in your letter dated February 1, 2016 addressed to Mr. John V. Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”).  The Company is concurrently filing an Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment No. 5”), which includes changes to reflect responses to the Staff’s comments, as well as a Free Writing Prospectus (the “FWP”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 5.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending a copy of each of this letter, the Amendment No. 5 marked to show changes from the Amendment No. 3, the Amendment No. 5 marked to show changes from the Amendment No. 4 and the FWP.

Description of Share Capital

Claims Against the Company, page 239

1.              Please include a new risk factor that addresses how the fee-shifting provision you intend to include in your amended articles of association may discourage shareholder lawsuits that could benefit you and your shareholders.  To the extent you intend to apply this provision to claims under the federal securities laws, including claims involving the current offering, please disclose as such in your risk factor.  In addition, it appears that the board of directors may waive this provision.  Please expand your disclosure on page 239 to clarify the circumstances under which the board may determine not to enforce this provision.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on pages 86 and 239.

***

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

Enclosures

cc:                           John V. Oyler, Chief Executive Officer and Chairman, BeiGene, Ltd.

Howard Liang, Chief Financial Officer and Chief Strategy Officer, BeiGene, Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Michael J. Kendall, Goodwin Procter LLP

Qing Nian,  Goodwin Procter LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP